02035205

PE 5-1-02

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant's name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

On May 8, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.

By: ______________________
Hanan Elboshitz
Chief Financial Officer

Dated: May 8, 2002

Exhibit 1

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

ELBIT VISION SYSTEMS LTD. ("EVS") ANNOUNCES 2002 FIRST QUARTER FINANCIAL RESULTS

Yoqneam, Israel, May 8, 2002 -- Elbit Vision Systems Ltd. (Nasdaq:EVSN) today announced results for the first quarter ended March 31, 2002.

Net sales for the first quarter of 2002 were $1.9 million, versus $2.0 million, reported in the same period in 2001. Net loss for the first quarter of 2001 was $0.3 million, or $0.03 per diluted share, versus net loss of $0.6 Million, or $0.07 per diluted share, for the same period in 2001.

President and Chief Executive Officer Ofer Yuval commented:
"EVS is focused on its main challenges of penetrating new markets, and developing future technologies and solutions for our customers.
We see some encouraging recovery signs in our markets, and expect better market conditions later this year. We are closely watching EVS' expenses and cash flow, while at the same time not compromising on EVS' main challenges."

About the Company:
Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the textile and the non-woven industries. The Company's systems, marketed under the brand I-TEX™ and PRINTEX™, are designed to increase the accuracy, consistency and speed of detecting and identifying defects in the manufacturing process in order to improve product quality and increase production efficiency.

Contact:

Ofer Yuval – President and CEO, Elbit Vision System Ltd, ofer_yuval@evs.co.il 972-4-993-6418

Hanan Eiboshitz –VP Finance and CFO, Elbit Vision Systems Ltd, eiboshitz@evs.co.il 972-4-993-6418

Forward looking statements in this release with respect to the Company's business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings

ELBIT VISION SYSTEMS LTD.

STATEMENTS OF OPERATIONS
(thousands, except per share data)

	For the three months ended March 31, (Unaudited)	
	2002	2001
	U.S. $	U.S. $
NET SALES	1,940	2,013
COST OF SALES	1,265	1,700
GROSS PROFIT (LOSS)	675	313
R&D EXPENSES, NET	366	407
M&S EXPENSES	391	372
G&A EXPENSES	212	202
OPERATING INCOME (LOSS)	(294)	(667)
FINANCE INCOME (EXPENSES), NET	7	23
OTHER EXPENSE (INCOME)	1	(5)
NET INCOME (LOSS) BEFORE TAXES	(288)	(640)
INCOME TAXES	(1)	3
NET INCOME (LOSS) *from continuing operations*	(287)	(643)
NET INCOME(LOSS) PER SHARE	(0.03)	(0.07)
Weighted average number of shares	10,166	8,750

ELBIT VISION SYSTEMS LTD.

CONDENSED BALANCE SHEETS
(thousands)

	March 31, 2002 (Unaudited) U.S.$	December 31, 2001 (Audited) U.S.$
ASSETS		
CURRENT ASSETS:		
Cash and Cash Equivalents	1,582	1,614
Marketable Securities	796	812
Trade Receivable, net	788	1,168
Other Receivables	150	251
Inventories net of advances	3,166	3,284
TOTAL CURRENT ASSETS	**6,482**	**7,129**
LONG-TERM RECEIVABLES	601	598
FIXED ASSETS, NET	682	745
TOTAL ASSETS	**7,764**	**8,472**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-Term debt	26	--
Related party	329	276
Trade Payables	161	273
Accrued Expenses and Other	2,974	3,017
Customer Deposits	738	1,050
TOTAL CURRENT LIABILITIES	**4,228**	**4,616**
TOTAL LONG-TERM LIABILITIES	714	746
TOTAL SHAREHOLDERS' EQUITY	2,822	3,110
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**7,764**	**8,472**